UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 91)

                    Under the Securities Exchange Act of 1934


                                MIDWAY GAMES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   598-148-104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  February 7, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person
1
     SUMNER M. REDSTONE
     S.S. No.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   12,433,557**
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      80,339,266*
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        12,433,557**
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   80,339,266*
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     80,339,266*
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     87.93%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     IN
--------------------------------------------------------------------------------

     * Includes shares owned by National Amusements, Inc. and shares owned by Sumco, Inc.

     ** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person
1
     NATIONAL AMUSEMENTS, INC.
     I.R.S. No. 04-2261332
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Maryland
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   0
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      67,905,709*
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        0
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   67,905,709*
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     67,905,709*
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     74.32%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     CO
--------------------------------------------------------------------------------

     *    Includes shares owned by Sumco, Inc.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. or I.R.S. Identification No. of Above Person

     Sumco, Inc.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   0
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      45,218,230
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        0
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   45,218,230
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     45,218,230
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     49.49%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Amendment No. 91 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.



Item 3.  Source and Amount of Funds or Other Considerations.

         The funds used by Sumco, Inc. ("Sumco') to acquire the Common Shares were general corporate funds of NAI provided indirectly to Sumco, through Serendi, Inc. ("Serendi").


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended as follows:

         On February 7, 2007, Mr. Sumner M. Redstone sold to Sumco and Sumco purchased from Mr. Sumner M. Redstone 12,433,557 Common Shares of Issuer at a price per share of $6.87. This transaction consolidates a greater percentage of the combined ownership of NAI and Mr. Sumner M. Redstone in the Issuer under NAI.

         The transactions reported on this Amendment No. 91 to the Statement on
Schedule 13D do not in any way change the intentions of the Reporting Persons with respect to the Issuer.


Item 5.  Interest in Securities of the Issuer.

(a) NAI is currently the beneficial owner, with shared dispositive and voting power of 22,687,479 Common Shares directly owned by NAI, or approximately 24.83%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of October 31, 2006).

	  Sumco is currently the beneficial owner, with shared dispositive and voting power of 45,218,230 Common Shares, or approximately 49.49%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of October 31, 2006).

	  As a result of its indirect stock ownership in Sumco, NAI is deemed the beneficial owner of an additional 45,218,230 Common Shares of the Issuer. Accordingly, NAIis the beneficial owner of Common Shares in the aggregate, orapproximately 74.32% of the issued and outstanding Common Shares of the Issuer.

(b)	 Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 12,433,557 Common Shares directly owned by him, or approximately 13.61%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by Midway to be issued and outstanding as of October 31, 2006). As a result of his stock ownership in NAI Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 67,905,709 Common Shares, owned by NAI and Sumco. Accordingly, Mr. Sumner M. Redstone is the beneficial owner of 80,339,266 Common Shares in the aggregate, or approximately 87.93% of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of October 31, 2006).

(c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 90 filed with the SEC on June 20, 2006:

Date	        Amont   Price

6/29/2006	500	7.19
6/29/2006	800	7.20
6/29/2006	700	7.21
6/29/2006	1,100	7.25
6/29/2006	100	7.27
6/29/2006	4,000	7.28
6/29/2006	2,200	7.29
6/29/2006	1,200	7.30
6/29/2006	1,300	7.33
6/29/2006	700	7.36
6/29/2006	600	7.38
6/29/2006	1,000	7.43
6/29/2006	9,500	7.44
6/29/2006	500	7.46
6/29/2006	8,800	7.49
6/29/2006	8,200	7.50
6/29/2006	6,000	7.51
6/29/2006	6,700	7.52
6/29/2006	800	7.53
6/29/2006	800	7.54
6/29/2006	500	7.57
6/30/2006	1,800	7.75
6/30/2006	600	7.87
6/30/2006	1,900	7.88
6/30/2006	1,800	7.89
6/30/2006	1,800	7.90
6/30/2006	700	7.92
6/30/2006	900	7.93
6/30/2006	1,100	7.94
6/30/2006	1,700	7.95
6/30/2006	600	7.96
6/30/2006	1,800	7.97
6/30/2006	100	7.98
6/30/2006	1,400	7.99
6/30/2006	1,100	8.00
6/30/2006	400	8.01
6/30/2006	500	8.02
6/30/2006	600	8.04
6/30/2006	2,400	8.05
6/30/2006	1,300	8.06
6/30/2006	400	8.07
6/30/2006	700	8.08
6/30/2006	400	8.09
6/30/2006	2,700	8.10
6/30/2006	700	8.11
6/30/2006	2,300	8.12
6/30/2006	5,400	8.13
6/30/2006	13,900	8.14
6/30/2006	4,500	8.15
6/30/2006	300	8.16
6/30/2006	1,000	8.17
6/30/2006	600	8.18
6/30/2006	3,600	8.20
6/30/2006	1,900	8.21
6/30/2006	800	8.23
6/30/2006	1,000	8.24
6/30/2006	400	8.25
6/30/2006	300	8.26
6/30/2006	3,100	8.27
6/30/2006	400	8.28
6/30/2006	2,000	8.30
07/03/06	1,100	8.50
07/03/06	1,200	8.71
07/03/06	300	8.75
07/03/06	600	8.76
07/03/06	800	8.80
07/03/06	200	8.86
07/03/06	400	8.87
07/03/06	2,700	8.90
07/03/06	600	8.92
07/03/06	1,300	8.93
07/03/06	900	8.94
07/03/06	2,200	8.95
07/03/06	4,700	8.98
07/03/06	5,700	8.99
07/03/06	500	9.00
07/03/06	3,700	9.01
07/03/06	1,100	9.02
07/03/06	1,500	9.03
07/03/06	1,700	9.04
07/03/06	3,500	9.05
07/03/06	2,200	9.06
07/03/06	3,900	9.07
07/03/06	400	9.08
07/03/06	1,700	9.09
07/03/06	3,100	9.10
07/03/06	700	9.12
07/03/06	100	9.15
07/03/06	4,700	9.17
07/03/06	1,300	9.18
07/03/06	2,100	9.19
07/03/06	1,700	9.20
07/03/06	1,900	9.23
07/03/06	500	9.24
07/03/06	3,800	9.25
07/03/06	1,300	9.26
07/03/06	2,900	9.27
07/03/06	2,400	9.40
07/03/06	100	9.50
07/03/06	500	9.55
07/03/06	600	9.59
7/5/2006	500	9.48
7/5/2006	300	9.58
7/5/2006	600	9.60
7/5/2006	300	9.65
7/5/2006	200	9.66
7/5/2006	1,000	9.67
7/5/2006	600	9.68
7/5/2006	600	9.70
7/5/2006	500	9.74
7/5/2006	300	9.75
7/5/2006	500	9.76
7/5/2006	100	9.81
7/5/2006	500	9.82
7/5/2006	1,000	9.84
7/5/2006	300	9.91
7/5/2006	300	9.94
7/5/2006	600	9.95
7/5/2006	1,000	9.97
7/5/2006	300	9.98
7/5/2006	900	9.99
7/5/2006	1,000	10.00
7/5/2006	600	10.01
7/5/2006	6,200	10.02
7/5/2006	2,500	10.03
7/5/2006	400	10.04
7/5/2006	2,600	10.05
7/5/2006	400	10.06
7/5/2006	400	10.07
7/5/2006	2,200	10.08
7/5/2006	1,400	10.09
7/5/2006	1,200	10.10
7/5/2006	2,100	10.12
7/5/2006	2,000	10.14
7/5/2006	700	10.15
7/5/2006	2,400	10.17
7/5/2006	3,100	10.18
7/5/2006	900	10.19
7/5/2006	4,300	10.20
7/5/2006	600	10.23
7/5/2006	1,300	10.24
7/5/2006	1,900	10.25
7/5/2006	700	10.26
7/5/2006	400	10.27
7/5/2006	400	10.29
7/5/2006	600	10.42
7/5/2006	500	10.43
7/5/2006	2,000	10.44
7/5/2006	300	10.50
7/5/2006	500	10.54
7/5/2006	1,500	10.55
7/5/2006	200	10.57
7/5/2006	500	10.58
7/5/2006	500	10.60
7/5/2006	900	10.61
7/5/2006	800	10.64
7/6/2006	300	9.92
7/6/2006	400	9.93
7/6/2006	100	9.94
7/6/2006	1,100	9.99
7/6/2006	600	10.02
7/6/2006	800	10.04
7/6/2006	100	10.05
7/6/2006	600	10.06
7/6/2006	100	10.07
7/6/2006	100	10.08
7/6/2006	500	10.09
7/6/2006	800	10.10
7/6/2006	900	10.14
7/6/2006	800	10.16
7/6/2006	200	10.35
7/6/2006	200	10.38
7/6/2006	800	10.39
7/6/2006	1,200	10.43
7/6/2006	400	10.53
7/6/2006	100	10.55
7/6/2006	400	10.56
7/6/2006	400	10.57
7/6/2006	700	10.59
7/6/2006	800	10.61
7/6/2006	500	10.62
7/6/2006	600	10.63
7/6/2006	1,600	10.64
7/6/2006	700	10.70
7/6/2006	300	10.72
7/6/2006	300	10.74
7/6/2006	1,300	10.75
7/6/2006	1,400	10.77
7/6/2006	1,300	10.78
7/6/2006	4,700	10.79
7/6/2006	4,500	10.80
7/6/2006	2,000	10.81
7/6/2006	400	10.82
7/6/2006	3,100	10.83
7/6/2006	1,600	10.85
7/6/2006	600	10.86
7/6/2006	200	10.88
7/6/2006	1,000	10.89
7/6/2006	200	10.95
7/6/2006	200	10.98
7/6/2006	300	11.01
7/6/2006	100	11.02
7/6/2006	200	11.03
7/6/2006	500	11.04
7/6/2006	100	11.07
7/6/2006	100	11.08
7/6/2006	200	11.14
7/6/2006	400	11.20
7/7/2006	500	10.40
7/7/2006	600	10.43
7/7/2006	800	10.47
7/7/2006	700	10.51
7/7/2006	200	10.53
7/7/2006	2,300	10.54
7/7/2006	1,900	10.56
7/7/2006	3,300	10.57
7/7/2006	600	10.58
7/7/2006	100	10.59
7/7/2006	300	10.60
7/7/2006	800	10.61
7/7/2006	1,600	10.62
7/7/2006	1,500	10.63
7/7/2006	300	10.64
7/7/2006	300	10.65


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 7, 2007, Mr. Sumner M. Redstone sold to Sumco and Sumco purchased from Mr. Sumner M. Redstone 12,433,557 Common Shares of Issuer at a price per share of $6.87.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
February 7, 2007	                 /s/ Sumner M. Redstone
                                  -----------------------
                                  Sumner M. Redstone,
                                  Individually

                                  NATIONAL AMUSEMENTS, INC.

                                  By:  /s/ Sumner M. Redstone
                                       ----------------------
                                       Name:  Sumner M. Redstone
                                       Title:  Chairman of the Board and
                                               Chief Executive Officer

                                  SUMCO, INC.

                                  By:  /s/ Richard J. Sherman
                                       ----------------------
                                       Name:  Richard J. Sherman
                                       Title: Vice President

                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually